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                             September 14, 2023

       Fu-Feng Kuo
       Chief Executive Officer
       Jyong Biotech Ltd.
       23F, No. 95, Section 1, Xintai 5th Road,
       Xizhi District, New Taipei City,
       Taiwan, 221

                                                        Re: Jyong Biotech Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 17,
2023
                                                            File No. 333-274042

       Dear Fu-Feng Kuo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 1. Please revise the Summary to explain briefly
                                                        the term    carotenoid
  in order to provide context for your use of the term    carotenoid
                                                        chylomicrons.
   2. We note your revised disclosure in response to prior comment 2. Please revise to identify the active constituents
in your lead botanical drug candidate, MCS-2. Similarly, disclose the active constituents
contained in your other clinical stage botanical drug candidate,
                                                        PCP, which is
essentially the same in terms of composition of active ingredients    as
 Fu-Feng Kuo
Jyong Biotech Ltd.
September 14, 2023
Page 2
         MCS-2.
3. We note your disclosures here and elsewhere indicating that you have patented active
         pharmaceutical ingredients.    Please revise to clarify, if true, that
your patents cover
         certain compositions of carotenoids and chylomicrons.
4.       We note your revised disclosure on page 2 in response to prior comment
2. Regarding
         your submission of comparative data of API-1 and API-2 for U.S. FDA s review, please disclose the feedback, if any, that FDA provided to you concerning this submission.
We have been involving in legal proceedings in the ordinary course of our business..., page 28

5. We note your revised disclosure in the first paragraph indicating that the lawsuit, if not settled, is likely to result in an outcome unfavorable to you. With reference to your disclosure on page F-27, please discuss the financial impact of the lawsuit. To the extent that you presently do not have resources available to pay the settlement or judgment, please revise your liquidity and capital resources discussion accordingly.
Botanicals are favored, page 95

6. With a view to disclosure, please tell us how many botanical drug products to date have received FDA approval. To the extent that only a limited number of botanical drug products are FDA approved, please revise this section to disclose this information and similarly highlight this information in the Summary to convey the novelty and/or challenges of receiving approval for a botanical drug.
Suppliers, page 117

7. Please revise to explain whether you use one or more suppliers for API-1. Provide the same information for API-2. Also discuss the types of raw materials that you source from suppliers. For instance, please discuss whether your suppliers provide you with whole plants and/or with certain carotenoids or chylomicrons.
Regulations, page 123

8.     Please revise your discussion of FDA Regulation and Product Approval to address
       regulatory issues and technical challenges that are unique to botanical drug products as compared to nonbotanical drugs. In this regard, we refer to the information contained in
FirstName LastNameFu-Feng Kuo
       FDA   s    Botanical Drug Development: Guidance for Industry
available at:
Comapany    NameJyong Biotech Ltd.

https:/
/www.fda.gov/files/drugs/published/Botanical-Drug-Development--Guidance-for-
       Industry.pdf
September  14, 2023 Page 2
FirstName LastName
 Fu-Feng Kuo
FirstName LastNameFu-Feng   Kuo
Jyong Biotech Ltd.
Comapany 14,
September NameJyong
              2023    Biotech Ltd.
September
Page 3    14, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Yang Ge